MANHATTAN MINERALS CORP.
NEWS RELEASE

February 16, 2004	Toronto Stock Exchange
Trading Symbol: MAN

NOTIFICATION OF ARBITRATION PROCEEDINGS

Manhattan Minerals Corp. announces that it has notified Centromin Peru, an agency of the Peruvian government, that it has decided to commence arbitration proceedings regarding Centromin's December 10, 2003 ruling on the Tambogrande Option Agreement.

Manhattan entered into the Option Agreement with Centromin Peru in May, 1999. Arbitration is a defined mechanism for the resolution of disputes under the terms of the Option Agreement.

The Company anticipates that the arbitration process may take up to 6 months. The Company has retained legal counsel for this process, and will shortly be appointing its arbitrator, and presenting evidence in support of its position.

During the period of arbitration, the company does not anticipate making any public comments regarding the arbitration.

While the arbitration on the Tambogrande concessions is proceeding, the Company is continuing its planned program to resume drilling on its 3,200 hectare Papayo concessions, in which it is earning a 51% ownership interest from Cedimin S.A.C., a wholly owned subsidiary of Compania de Minas Buenaventura. These concessions are located well south of the town of Tambogrande, in a rural area with no irrigated agriculture. The Company had previously completed a first stage of drilling on this land, and had identified the B-5 project, with drill intercepts including 86 meters of 2.7% copper in hole B5-014, and 52.8 meters of 4.6% copper in hole B5-008. The Company is advancing negotiations with local communities to resume exploration in this area.

Manhattan maintains over 50,000 additional hectares of exploration land known as the Lancones concessions which encapsulate the Papayo and Tambogrande Concessions, and which contain additional copper-gold massive sulfide geophysics targets.

For further information, please contact:

Lawrence Glaser
Chairman, President, CEO

Tel 1-604-669-3397
www.manhattan-min.com